UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 1-13368

POSCO

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu,

Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Suspension of Business (Material Business Matters of Subsidiary Company)

Subsidiary company	POSCO ENGINEERING & CONSTRUCTION CO., LTD’s material business matters to report

1. Suspended business operations		Civil construction business

2. Details of business suspension	Sales affected by business suspension (KRW)	5,632,244,262,417
	Total consolidated sales of the latest fiscal year of parent company (KRW)	64,366,847,807,959
	Ratio to total sales(%)	8.75
3. Details of business suspension

Business suspension for two months (From March 1, 2021 to April 30, 2021)

•  Suspension of civil construction business However, in accordance with Article 14 of the Framework Act on the Construction Industry, the Company can continue to perform its construction works for which it has concluded a contract before the administrative disposition is issued.

4. Reasons for business suspension		Article 82 (1) 7. of the Framework Act on the Construction Industry

5. Actions to be taken		In order to mitigate impact on its business operations, the Company plans to file an request for stay of execution of the business suspension disposition and plans to file a lawsuit for the revocation of the administrative disposition.

6. Effects of business suspension

If the request for stay of execution is accepted, there will be no business impact until the Company may lose the lawsuit for the revocation of the administrative disposition.

However, if the request for stay of execution is denied, the Company will be prohibited from participating in a bid or concluding a contract for work requiring engineering and construction business license for the duration of business suspension, two months.

7. Effective date of business suspension	2021-03-01

8. Date of board resolution (decision date)	2021-02-02

9. Other matters to be factored into investment decisions

•  The above “2.Details of business suspension/Sales affected by business suspension (KRW)” is consolidated sales from the Company’s Civil Engineering and Construction Business, excluding overseas sales, for 2019.

•  The above “2. Details of business suspension/Total consolidated sales of the latest fiscal year of the parent company (KRW)” is sales from the consolidated financial statements for 2019.

•  The above “4. Reasons for business suspension” are related to a major industrial accident that occurred on June 1, 2016 during the construction works for Section 4 of the Gyeonggi-do Jinjeob Line (Danggogae-Jinjeob) Train Double Track Line Project.

•  The above “8. Date of board resolution (decision date)” is the date when the disposition of business suspension in writing was received by mail.

	※ Related disclosure	-

[Details of Subsidiary Company]

Name of subsidiary company	POSCO ENGINEERING & CONSTRUCTION CO., LTD

• Representative	Han, Sung-Hee

• Main business	Civil engineering, construction, energy, urban development, etc.

• Major subsidiary company?	No

Total assets of subsidiary company (KRW)	6,668,617,941,969

Consolidated total assets of parent company (KRW)	79,058,661,130,791

Ratio to consolidated total assets of parent company (%)	8.44

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO
(Registrant)

Date: February 5, 2021	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Senior Vice President